                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         (AMENDMENT NO. ______________)


                                 QC OPTICS, INC.
                                ----------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                   746 934 108
                                 --------------
                                 (CUSIP Number)


                              Carl F. Barnes, Esq.
                      Morse, Barnes-Brown & Pendleton, P.C.
                                 Reservoir Place
                          Waltham, Massachusetts 02451
                                 (781) 622-5930
                ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 31, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                         (Continued on following pages)

                               (Page 1 of 8 Pages)

CUSIP NO. 746 934 108             SCHEDULE 13D                PAGE 2  OF 8 PAGES
---------------------                                         ------------------

1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       KLA-Tencor Corporation
       I.R.S. Identification Number: 04-2564110
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       WC
--------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
                             0
  NUMBER OF            ---------------------------------------------------------
   SHARES              8     SHARED VOTING POWER
BENEFICIALLY                 1,033,059
  OWNED BY             ---------------------------------------------------------
    EACH               9     SOLE DISPOSITIVE POWER
  REPORTING                  0
PERSON WITH            ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,033,059
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                    [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       34.5%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 746 934 108             SCHEDULE 13D                PAGE 3  OF 8 PAGES
---------------------                                         ------------------

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by KLA-Tencor Corporation that it is the beneficial owner of any of the Common Stock of QC Optics, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.   SECURITY AND ISSUER

         This statement (the "Statement") relates to the common stock, par value $.01 per share (the "Common Stock"), of QC Optics, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 46 Jonspin Road, Wilmington, Massachusetts 01887.


ITEM 2.   IDENTITY AND BACKGROUND

       (a) The name of the person filing this Statement is KLA-Tencor Corporation, a Delaware corporation ("KLA-Tencor").

       (b) The address of the principal office and principal business of KLA-Tencor is 160 Rio Robles, San Jose, California 95134.

       (c) The principal business of KLA-Tencor is providing process control and yield management solutions for the semiconductor and related microelectronics industries. Set forth in Schedule A is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of KLA-Tencor's executive officers and directors, as of the date hereof.

       (d) During the past five years, neither KLA-Tencor, nor to KLA-Tencor's knowledge, any person named in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) During the past five years, neither KLA-Tencor, nor to KLA-Tencor's knowledge, any person named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

       (f)    Not applicable.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Pursuant to an Agreement and Plan of Merger, dated as of August 31, 2001 (the "Merger Agreement") by and among KLA-Tencor, Katmandu Acquisition Corp. ("Merger Sub") and the Issuer, and subject to the conditions set forth therein (including approval by the stockholders of the Issuer), Merger Sub will be merged with and into the Issuer (the "Merger"), with each share of Issuer Common Stock being converted into the right to receive $1.00. The Merger is subject to the approval of the Merger Agreement and the Merger by the Issuer's stockholders and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the Merger Agreement included as
Exhibit 1 to this Statement and incorporated herein in its entirety by reference. The source of funds to be used by KLA-Tencor to acquire the Issuer's Common Stock is the working capital of KLA-Tencor.

ITEM 4.   PURPOSE OF TRANSACTION

         (a)-(b) As described in Item 3 above, this Statement relates to the Merger of Merger Sub, a wholly owned subsidiary of KLA-Tencor, with and into the Issuer in a statutory merger pursuant to the Delaware General Corporation Law. At the effective time of the Merger, the separate existence of Merger Sub will cease and the Issuer will continue as the surviving corporation and as a wholly owned subsidiary of KLA-Tencor (the "Surviving Corporation"). Holders of outstanding Issuer Common Stock will receive, in exchange for each share of Issuer Common Stock held by them,

CUSIP NO. 746 934 108             SCHEDULE 13D                PAGE 4  OF 8 PAGES
---------------------                                         ------------------

                  the right to receive $1.00 subject to the surrender of a valid stock certificate or affidavit of loss in accordance with the terms of the Merger Agreement.

                  As an inducement to KLA-Tencor to enter into the Merger Agreement, certain stockholders of the Issuer (collectively, the "Voting Agreement Stockholders") have entered into a Stockholder Voting Agreement, dated as of August 31, 2001 (the "Voting Agreement"), with KLA-Tencor and have, by executing the Voting Agreement, irrevocably appointed KLA-Tencor (or any nominee of KLA-Tencor) as his, hers or its lawful attorney and proxy. Such proxy gives KLA-Tencor the limited right to vote each of the 1,033,059 shares of Issuer Common Stock beneficially and collectively owned by the Voting Agreement Stockholders in all matters related to the Merger. The shared voting power with the Issuer relates to 1,033,059 shares of Issuer Common Stock (the "Shares"). The Voting Agreement Stockholders and the number of shares beneficially owned by each of them is set forth on Schedule B hereto which is hereby incorporated herein by reference. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the form of Voting Agreement included as Exhibit 2 to this Statement and incorporated herein in its entirety by reference.

                  In exercising its right to vote the Shares as lawful attorney and proxy of the Voting Agreement Stockholders, KLA-Tencor (or any nominee of KLA-Tencor) will be limited, at every Issuer stockholders meeting and every written consent in lieu of such meeting to vote the Shares in favor of approval of the Merger and the Merger Agreement. The Voting Agreement Stockholders may vote the Shares on all other matters. The Voting Agreement terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) the date of termination of the Merger Agreement.

         (c) Other than as a result of the Merger described in Item 3 above, not applicable.

         (d) Other than as a result of the Merger described in Item 3 above, not applicable. Upon consummation of the Merger the directors of the Surviving Corporation shall be Stuart Nichols and Jeffrey Hall. The officers of the Surviving Corporation shall be the initial officers of the Merger Sub, until their successors are duly elected, appointed or qualified.

         (e) Other than as a result of the Merger described in Item 3 above, not applicable.

         (f) Other than as a result of the Merger described in Item 3 above, not applicable.

         (g) Upon consummation of the Merger, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation except that the same shall be amended to reflect the name of the Issuer and as so amended shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware General Corporate Law and such Certificate of Incorporation. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

         (h)-(i) If the Merger is consummated as planned, the Issuer Common Stock will be deregistered under the Act and delisted from The American Stock Exchange.

         (j) Other than as described above, KLA-Tencor has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although KLA-Tencor reserves the right to develop such plans).


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) As a result of the Voting Agreement, KLA-Tencor may be deemed to be the beneficial owner of 1,033,059 shares of Issuer Common Stock pursuant to Rule 13d-3. Such Issuer Common Stock constitutes approximately 34.5% of the issued and outstanding shares of Issuer Common Stock.

                  KLA-Tencor has shared power to vote all of the Shares for the limited purposes described above. KLA-Tencor does not have the sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Issuer Common Stock. KLA-Tencor (i) is not entitled to any rights as a stockholder of the Issuer as to the Shares covered

CUSIP NO. 746 934 108             SCHEDULE 13D                PAGE 5  OF 8 PAGES
---------------------                                         ------------------


                  by the Voting Agreement and (ii) disclaims any beneficial ownership of the shares of Issuer Common stock which are covered by the Voting Agreement. To the best of KLA-Tencor's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A.

         (c) Neither KLA-Tencor, nor to the knowledge of KLA-Tencor, any person named in Schedule A, has affected any transaction in the Issuer Common Stock within the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         As an inducement to KLA-Tencor to enter into the Merger Agreement, KLA-Tencor and Eric T. Chase, the President of the Issuer, have entered into a consulting agreement, dated as of August 31, 2001 (the "Consulting Agreement"), pursuant to which Mr. Chase has agreed to perform certain consulting services for KLA-Tencor after the effective date of the Merger. Other than the Merger Agreement, the Voting Agreement, and the Consulting Agreement, to the knowledge of KLA-Tencor, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The foregoing discussion of the Consulting Agreement is qualified in its entirety by reference to the Consulting Agreement included as Exhibit 3 to this Statement and incorporated herein in its entirety by reference.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

         The following documents are filed as exhibits:

         1. Agreement and Plan of Merger, dated as of August 31, 2001, by and among KLA-Tencor Corporation, Katmandu Acquisition Corp. and QC Optics, Inc.

         2. Stockholders Voting Agreement, dated as of August 31, 2001, by and among KLA-Tencor Corporation, QC Optics Voting Trust, Eric T. Chase and John R. Freeman.

         3. Consulting Agreement, dated as of August 31, 2001, by and among KLA-Tencor Corporation and Eric T. Chase.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:       September 7, 2001

                                           KLA-TENCOR CORPORATION


                                           By: /s/ Stuart J. Nichols
                                              ----------------------------------
                                              Stuart J. Nichols
                                              Vice President & General Counsel

CUSIP NO. 746 934 108             SCHEDULE 13D                PAGE 6  OF 8 PAGES
---------------------                                         ------------------

                                   SCHEDULE A

           DIRECTORS AND EXECUTIVE OFFICERS OF KLA-TENCOR CORPORATION


                                                         TITLE, PRESENT PRINCIPAL OCCUPATION
        NAME                                                    AND NAME OF EMPLOYER
        ----                                             -----------------------------------
Kenneth Levy                     Chairman of the Board of KLA-Tencor Corporation

Kenneth L. Schroeder             President and Chief Executive Officer of KLA-Tencor Corporation

Edward W. Barnholt               Director of KLA-Tencor Corporation and President and Chief Executive Officer of
                                 Agilent Technologies, Inc.

H. Raymond Bingham               Director of KLA-Tencor Corporation and President and Chief Executive Officer of
                                 Cadence Design Systems, Inc.

Robert T. Bond                   Director of KLA-Tencor Corporation

Richard J. Elkus, Jr.            Director of KLA-Tencor Corporation

Dean O. Morton                   Director of KLA-Tencor Corporation

Jon D. Tompkins                  Director of KLA-Tencor Corporation

Lida Urbanek                     Director of KLA-Tencor Corporation

Gary E. Dickerson                Chief Operating Officer of KLA-Tencor Corporation

Frank L. Brienzo                 Senior Vice President, Data Storage Business of KLA-Tencor Corporation

Dennis J. Fortino                Executive Vice President, Optical Surface Inspection and Measurement Group of
                                 KLA-Tencor Corporation

Samuel A. Harrell                Senior Vice President, Strategic Business Development of KLA-Tencor Corporation

John H. Kispert                  Executive Vice President and Chief Financial Officer of KLA-Tencor Corporation

Maureen Lamb                     Vice President, Finance and Accounting of KLA-Tencor Corporation

Peter Campagana                  Vice President and Treasurer of KLA-Tencor Corporation

Stuart J. Nichols                Vice President, General Counsel of KLA-Tencor Corporation

Neil Richardson                  Executive Vice President, E-Beam Inspection and Measurement Group of KLA-Tencor
                                 Corporation

Richard P. Wallace               Executive Vice President, Wafer Inspection Group of KLA-Tencor Corporation

Robert Rubino                    Chief Technical Officer, Software of KLA- Tencor Corporation

Bin-Ming Ben Tsai                Chief Technical Officer, Systems of KLA-Tencor Corporation

CUSIP NO. 746 934 108             SCHEDULE 13D                PAGE 7  OF 8 PAGES
---------------------                                         ------------------

                                   SCHEDULE B

                          VOTING AGREEMENT STOCKHOLDERS


                STOCKHOLDER                         SHARES BENEFICIALLY OWNED
                -----------                         -------------------------
Eric T. Chase, in his capacity as Trustee      1,032,859 shares of Common Stock*
of the QC Optics Voting Trust u/d/t
dated as of October 27, 1995
c/o QC Optics, Inc.                           *Beneficially owned as follows:
46 Jonspin Road                                Eric T. Chase - 634,517 shares;
Wilmington, Massachusetts 01887                Jay L. Ormsby - 162,599 shares;
                                               John R. Freeman - 78,581 shares;
                                               Albert E. Tobey - 78,581 shares;
                                               and Abdu Boudour - 78,581 shares.


Eric T. Chase, in his individual capacity      100 shares of Common Stock
c/o QC Optics, Inc.
46 Jonspin Road
Wilmington, Massachusetts 01887


John R. Freeman, in his individual capacity    100 shares of Common Stock
c/o QC Optics, Inc.
46 Jonspin Road
Wilmington, Massachusetts 01887

CUSIP NO. 746 934 108             SCHEDULE 13D                PAGE 8  OF 8 PAGES
---------------------                                         ------------------

                                  EXHIBIT INDEX

1. Agreement and Plan of Merger, dated as of August 31, 2001, by and among KLA-Tencor Corporation, Katmandu Acquisition Corp. and QC Optics, Inc.

2. Stockholders Voting Agreement, dated as of August 31, 2001, by and among KLA-Tencor Corporation, QC Optics Voting Trust, Eric T. Chase and John R. Freeman.

3. Consulting Agreement, dated as of August 31, 2001, by and among KLA-Tencor Corporation and Eric T. Chase.